Exhibit 99.1

SINA Reports First Quarter 2015 Financial Results

SHANGHAI, China—May 14, 2015—SINA Corporation (the “Company” or “SINA”) (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, today announced its unaudited financial results for the first quarter ended March 31, 2015.

First Quarter 2015 Highlights

•          Net revenues increased 8% year over year to $184.6 million. Non-GAAP net revenues increased 9% year over year to $182 million.

•          Advertising revenues grew 11% year over year to $150.4 million. Non-advertising revenues were $34.2 million. Non-GAAP non-advertising revenues were $31.6 million.

•          Net loss attributable to SINA was $10.3 million, or $0.18 diluted net loss per share attributable to SINA. Non-GAAP net income attributable to SINA was $3 million, or $0.04 non-GAAP diluted net income per share attributable to SINA.

“We are delighted that Weibo continued to show strong momentum in both operational and financial fronts.” said Charles Chao, Chairman and CEO of SINA. “Weibo’s mobile strategy has continued to deliver impressive results in both user traffic and revenue growth. With Weibo’s firm execution in user growth, capitalizing on the shift to mobile by rolling out more mobile centric and social advertising products, we believe that the powerful social media platform and cohesive ecosystem that we have built up will better fulfill both users’ and customers’ needs at various dimensions. On the portal side, we are experiencing a critical transformative period to revamp our legacy business and diversify our business models through implementation of vertical and mobile strategies. We have seen encouraging results from certain vertical areas and mobile forefronts. We are confident that we can further leverage SINA’s brand to capture more business opportunities and achieve long-term growth.” Mr. Chao added.

First Quarter 2015 Financial Results

For the first quarter of 2015, SINA reported net revenues of $184.6 million, compared to $171.5 million for the same period last year. Non-GAAP net revenues for the first quarter of 2015 totaled $182 million, compared to $167.3 million for the same period last year.

Online advertising revenues for the first quarter of 2015 were $150.4 million, compared to $135.7 million for the same period last year. The year-over-year growth in online advertising revenues resulted from an increase of $27.3 million in Weibo advertising and marketing revenues, offset by a decline of $12.7 million in portal advertising revenues.

Non-advertising revenues for the first quarter of 2015 were $34.2 million. Non-GAAP non-advertising revenues for the first quarter of 2015 were $31.6 million, remaining at a similar level for the same period last year. The flattish year-over-year change in non-GAAP non-advertising revenues was mainly due to a decrease in Weibo data licensing revenues, partially offset by an increase in game revenues and Weibo membership services revenues.

Gross margin for the first quarter of 2015 was 58%, compared to 60% for the same period last year. Advertising gross margin for the first quarter of 2015 was 57%, compared to 60% for the same period last year. Non-advertising gross margin for the first quarter of 2015 was 61%. Non-GAAP non-advertising gross margin for the first quarter of 2015 was 58%, compared to 57% for the same period last year.

Operating expenses for the first quarter of 2015 totaled $132.5 million, compared to $111.7 million for the same period last year. Non-GAAP operating expenses for the first quarter of 2015 totaled $119.6 million, compared to $104.4 million for the same period last year, primarily due to higher personnel costs and marketing expenditures.

Loss from operations for the first quarter of 2015 was $25.2 million, compared to $8.7 million for the same period last year. Non-GAAP loss from operations for the first quarter of 2015 was $13.6 million, compared to $4.8 million for the same period last year.

Non-operating income for the first quarter of 2015 was $8.4 million, compared to a non-operating loss of $29.9 million for the same period last year. Non-operating income for the first quarter of 2015 mainly included $3.7 million, or $5.9 million on a non-GAAP basis, in earnings from equity-method investments, which are accounted for under the equity-method and reported one quarter in arrears. Non-operating loss for the first quarter of 2014 was $29.9 million, including a $40.2 million loss from the change in fair value of investor option liability in connection with Alibaba’s investment in Weibo and an $8.7 million, or $10.7 million on a non-GAAP basis, in earnings from equity method investments, which were accounted for under the equity-method and reported on a one-quarter lagging basis.

Net loss attributable to SINA for the first quarter of 2015 was $10.3 million, compared to $33.2 million for the same period last year. Diluted net loss per share attributable to SINA for the first quarter of 2015 was $0.18, compared to $0.52 for the same period last year. Non-GAAP net income attributable to SINA for the first quarter of 2015 was $3 million, compared to $11.1 million for the same period last year. Non-GAAP diluted net income per share attributable to SINA for the first quarter of 2015 was $0.04, compared to $0.15 for the same period last year.

As of March 31, 2015, SINA’s cash, cash equivalents and short-term investments totaled $2.1 billion, compared to $2.2 billion as of December 31, 2014. The decrease in cash, cash equivalents, and short-term investments was mainly due to share repurchase and new investments in the first quarter of 2015. For the first quarter of 2015, net cash provided by operating activities was $0.7 million, capital expenditures totaled $10.9 million, and depreciation and amortization expenses amounted to $10.5 million.

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP net revenues, non-GAAP non-advertising revenues, non-GAAP advertising and non-advertising gross margin, non-GAAP operating expenses, non-GAAP income (loss) from operations, non-GAAP net income attributable to SINA and non-GAAP diluted net income per share attributable to SINA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP. The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

The Company’s non-GAAP financial measures exclude recognition of deferred revenues in relation to the equity investment in E-House, stock-based compensation, amortization of intangible assets net of tax, adjustment for GAAP to non-GAAP reconciling items on the share of equity method investments, gain (loss) on the sale, deemed disposal and impairment on business, investment and non-controlling interest in a subsidiary, change in fair value of investor option liability, adjustment for GAAP to non-GAAP reconciling items for the gain (loss) attributable to non-controlling interests and amortization of convertible debt issuance cost. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies. Management compensates for these limitations by also considering the Company’s financial results prepared in accordance with U.S. GAAP. Reconciliations of the Company’s non-GAAP measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of GAAP and Non-GAAP Results.”

Conference Call

SINA will host a conference call from 10:10 p.m. — 10:50 p.m. Eastern Time on May 14, 2015 (or 10:10 a.m. — 10:50 a.m. Beijing Time on May 15, 2015) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://corp.sina.com.cn. The conference call can be accessed as follows:

US:	+1 845 675 0437
Hong Kong:	+852 3018 6771
Passcode for all regions:	45260137

A replay of the conference call will be available through morning Eastern Time May 23, 2015. The dial-in number is +61 2 8199 0299. The passcode for the replay is 45260137.

About SINA

We are an online media company serving China and the global Chinese communities. Our digital media network of SINA.com (portal), SINA mobile (mobile portal and mobile apps) and Weibo (social media) enables Internet users to access professional media and user generated content in multi-media formats from desktop personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. Our mobile portal, SINA.cn, provides news information and entertainment content from SINA.com customized for mobile users in WAP (mobile browser) and mobile application format. Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. Based on an open platform architecture, Weibo allows users to create and post feeds up to 140 Chinese characters and attach multi-media content, as well as access a wide range of organically and third-party developed applications, such as online games.

Through these properties and other product lines, we offer an array of online media and social media services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to SINA’s limited operating history in certain new businesses; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and MVAS products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such a Alibaba; the Company’s reliance on mobile operators in China to provide MVAS and changes in mobile operators’ policies for MVAS in China; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s annual report on Form 20-F for the year ended December 31, 2014 and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: +86 10 5898 3336

Email:  ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	March 31,		December 31,
	2015	2014	2014
Net revenues:
Advertising	$150,353	$135,726	$181,935
Non-advertising	34,234	35,752	29,202
	184,587	171,478	211,137
Cost of revenues:
Advertising *	63,949	54,856	63,315
Non-advertising	13,368	13,675	11,069
	77,317	68,531	74,384
Gross profit	107,270	102,947	136,753

Operating expenses:
Sales and marketing *	60,251	49,960	61,069
Product development *	51,613	44,535	50,719
General and administrative *	20,634	17,176	21,102
	132,498	111,671	132,890
Income (Loss) from operations	(25,228)	(8,724)	3,863

Non-operating income (loss):
Earning from equity method investments, net	3,652	8,722	3,167
Gain (loss) on sale of and impairment on investments, net	(1,085)	(381)	53,081
Change in fair value of investor option liability	—	(40,188)	—
Interest and other income, net	5,783	1,955	7,835
	8,350	(29,892)	64,083

Income (Loss) before income taxes	(16,878)	(38,616)	67,946
Income tax benefits (expenses)	2,985	1,216	(7,004)

Net income (loss)	(13,893)	(37,400)	60,942
Less: Net income (loss) attributable to non-controlling interests	(3,584)	(4,234)	1,191

Net income (loss) attributable to SINA	$(10,309)	$(33,166)	$59,751

Basic net income (loss) per share attributable to SINA	$(0.18)	$(0.50)	$0.95
Diluted net income (loss) per share attributable to SINA **	$(0.18)	$(0.52)	$0.90

Shares used in computing basic net income (loss) per share attributable to SINA	58,753	66,034	63,017
Shares used in computing diluted net income (loss) per share attributable to SINA	58,753	66,034	69,524

* Stock-based compensation in each category:
Cost of revenues - advertising	$1,423	$775	$809
Sales and marketing	2,622	1,147	1,377
Product development	3,495	1,355	2,242
General and administrative	5,834	3,610	5,107

**           Net income (loss) attributable to SINA is adjusted for diluted shares issued by our subsidiary and equity method investments.

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	March 31,	December 31,
	2015	2014
Assets
Current assets:
Cash and cash equivalents	$1,350,591	$1,223,682
Short-term investments	706,603	942,856
Accounts receivable, net	281,195	259,764
Prepaid expenses and other current assets	140,472	109,214
Subtotal	2,478,861	2,535,516

Property and equipment, net	58,588	63,729
Goodwill and intangible assets, net	63,570	64,489
Long-term investments, net	797,151	860,003
Other assets	192,330	179,591
Total assets	$3,590,500	$3,703,328

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,895	$3,853
Accrued liabilities	337,770	320,268
Deferred revenues	50,025	50,557
Income taxes payable	14,512	17,979
Subtotal	405,202	392,657

Convertible debt	800,000	800,000
Long-term deferred revenue	82,782	85,391
Other long-term liabilities	3,803	4,010
Total liabilities	1,291,787	1,282,058

Shareholders’ equity
SINA shareholders’ equity	2,013,487	2,145,772
Non-controlling interests	285,226	275,498
Total shareholders’ equity	2,298,713	2,421,270

Total liabilities and shareholders’ equity	$3,590,500	$3,703,328

SINA CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	Three months ended
	March 31,		December 31,
	2015	2014	2014

Net revenues
Portal:
Portal Advertising	$71,193	$83,873	$93,962
Other	17,104	20,095	11,963
Subtotal	88,297	103,968	105,925

Weibo	96,290	67,510	105,212
	$184,587	$171,478	$211,137

Cost of revenues
Portal:
Portal Advertising	$38,974	$39,456	$41,299
Other	9,418	11,632	7,299
Subtotal	48,392	51,088	48,598

Weibo	28,925	17,443	25,786
	$77,317	$68,531	$74,384

SINA CORPORATION

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	March 31, 2015				March 31, 2014				December 31, 2014
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$150,353			$150,353	$135,726			$135,726	$181,935			$181,935
Non-advertising revenues	34,234	(2,609	)(a)	31,625	35,752	(4,132	)(a)	31,620	29,202	(2,609	)(a)	26,593
Net revenues	$184,587	$(2,609)		$181,978	$171,478	$(4,132)		$167,346	$211,137	$(2,609)		$208,528

		(2,609	)(a)			(4,132	)(a)			(2,609	)(a)
		1,423	(b)			775	(b)			809	(b)
Gross profit	$107,270	$(1,186)		$106,084	$102,947	$(3,357)		$99,590	$136,753	$(1,800)		$134,953

		(11,951	)(b)			(6,112	)(b)			(8,726	)(b)
		(902	)(c)			(1,171	)(c)			(904	)(c)
Operating expenses	$132,498	$(12,853)		$119,645	$111,671	$(7,283)		$104,388	$132,890	$(9,630)		$123,260

		(2,609	)(a)			(4,132	)(a)			(2,609	)(a)
		13,374	(b)			6,887	(b)			9,535	(b)
		902	(c)			1,171	(c)			904	(c)
Income (loss) from operations	$(25,228)	$11,667		$(13,561)	$(8,724)	$3,926		$(4,798)	$3,863	$7,830		$11,693

						(4,132	)(a)
		(2,609	)(a)			6,887	(b)			(2,609	)(a)
		13,374	(b)			899	(c)			9,535	(b)
		694	(c)			1,942	(d)			694	(c)
		2,286	(d)			381	(e)			2,411	(d)
		1,085	(e)			40,188	(f)			(53,081	)(e)
		(2,644	)(g)			(3,289	)(g)			(2,160	)(g)
		1,111	(h)			1,398	(h)			1,398	(h)
Net income (loss) attributable to SINA	$(10,309)	$13,297		$2,988	$(33,166)	$44,274		$11,108	$59,751	$(43,812)		$15,939

Diluted net income (loss) per share attributable to SINA *	$(0.18)			$0.04	$(0.52)			$0.15	$0.90			$0.24
Shares used in computing diluted net income (loss) per share attributable to SINA	58,753	36	(i)	58,789	66,034	289	(i)	66,323	69,524	(6,468	)(i)	63,056

Gross margin - advertising	57%	1%		58%	60%	0%		60%	65%	1%		66%
Gross margin - non-advertising	61%	-3%		58%	62%	-5%		57%	62%	-4%		58%

(a)  To adjust the recognition of deferred revenue related to the license agreements granted to E-House.

(b)  To adjust stock-based compensation.

(c)  To adjust  amortization of intangible assets and tax provision on amortization of intangible assets.

(d)  To adjust the GAAP to Non-GAAP reconciling items on the share of equity method investments, net of share of amortization of intangibles not on their books.

(e)  To adjust gain (loss) on sale of investments, gain (loss) on deemed disposal and (impairment) on investments, net.

(f)  To adjust the change in fair value of investor option liability.

(g)  To adjust GAAP to Non-GAAP reconciling items for the gain (loss) attributable to non-controlling interests.

(h)  To adjust convertible debt issuance cost.

(i)  To adjust the number of shares for dilution resulted from convertible debt and unvested equity granted.

*              Net income (loss) attributable to SINA is adjusted for diluted shares issued by our subsidiary and equity method investments.

UNAUDITED RECONCILIATION OF SINA’S SHARE OF EQUITY INVESTMENTS’ GAAP TO NON-GAAP RESULTS*

	Three months ended
	March 31, 2015			March 31, 2014			December 31, 2014
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To adjust stock-based compensation		$1,381			$1,043			$1,632
To adjust amortization of intangible assets resulting from business acquisitions		607			576			473
Earning from equity method investments, net	$3,950	$1,988	$5,938	$9,045	$1,619	$10,664	$3,473	$2,105	$5,578
Share of amortization of equity investments’ intangibles not on their books	$(298)	$298	$—	$(323)	$323	$—	$(306)	$306	$—
	$3,652	$2,286	$5,938	$8,722	$1,942	$10,664	$3,167	$2,411	$5,578

* Earning from equity method investments is recorded one quarter in arrears.